M. Scott Crocco

Senior Vice President and Chief Financial Officer

Air Products and Chemicals, Inc.

7201 Hamilton Boulevard, Allentown, PA 18195-1501

croccoms@airproducts.com

T 610-481-6931 F 610-709-5367

www.airproducts.com

7 March 2016

Mr. John Cash

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Air Products and Chemicals, Inc.

    Form 10-K for the Year Ended September 30, 2015

    Filed November 24, 2015

    Item 2.02 Form 8-K

    Filed January 29, 2016

    File No. 1-4534

Dear Mr. Cash:

We have provided the information below in response to your letter dated February 26, 2016. Our responses have been numbered to correspond with the comments in your letter. The original comments contained in your letter have been included in italics for reference during your review.

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Comment 1 – Note 16. Retirement Benefits, page 84

In future filings, please expand your disclosures related to accounting policy elections to quantify the service period of your employees over which you amortize actuarial gains and losses and clarify if you employ a corridor.

Response:

Effective with the 2016 Form 10-K, we will update our Retirement Benefits footnote to provide the service period of our employees over which we amortize actuarial gains and losses and clarify our use of a corridor as follows:

Accumulated actuarial gains and losses that exceed a corridor are amortized over the average remaining service period of participants, which was approximately 10 years as of 30 September 2015.

Comment 2 – Form 8-K Filed on January 29, 2016

In your earnings release, we note you provide disclosures that you identify as “EPS”, “Net Income”, “Operating Income”, and “EPS Guidance” that actually relate to non-GAAP financial measures. Please revise future disclosures related to non-GAAP financial measures to not use GAAP terminology when you refer to non-GAAP financial measures.

Response:

The Company advises the Staff that in future earnings releases the Company will clearly label and identify any non-GAAP measure as “adjusted” to limit the possibility of confusion (i.e. adjusted operating income, adjusted EPS, etc.).

* * * * * * * * * *

In connection with this response, management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff require any additional information, please contact me at 610-481-6931.

Sincerely,

M. Scott Crocco Senior Vice President and Chief Financial Officer

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